UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Subject Company (Issuer))

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Frank J. Nasta, Esq.

c/o J.P. Morgan Investment Management Inc.

270 Park Avenue, Floor 9

New York, NY 10017

(800) 480-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

June 26, 2014

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$127,331,331.39 (a)	$16,400.28 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

J.P. Morgan Access Multi-Strategy Fund II (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to 25% of the Fund’s net assets from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, New York time on Friday, July 25, 2014 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (as defined below). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of September 30, 2014, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on March 31, 2015, which the Fund expects will be completed within 60 days of such fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares.

A Shareholder may tender all its Shares or a portion of its Shares. If a Shareholder tenders a portion of its Shares in an amount that would cause the value of the Shareholder’s Shares to fall below the required minimum account balance of $50,000, the Fund’s Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. If a Shareholder tenders its Shares and the Fund purchases the Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Confidential Private Placement Memorandum dated as of October 25, 2013 (as it may be amended, modified or otherwise supplemented from time to time, the “Private Placement Memorandum”)) determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Note will entitle the Shareholder to receive an initial payment in cash (valued according to the Private Placement Memorandum) equal to at least 95% of the unaudited net asset value of the Shares tendered by the Shareholder that are accepted for purchase by the Fund, less any Repurchase Fee due to the Fund in connection with the repurchase (the “Initial Payment”). The Initial Payment will be paid to the Shareholder on or before the later of (1) 45 days after the Repurchase Date or, (2) if the Fund has requested withdrawals of its capital from any investment funds in which the Fund invests in order to fund the purchase of Shares, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by BNY Mellon Investment Servicing (US) Inc. (referred to herein as “BNY Mellon” or the “Sub-Administrator”) on the Shareholder’s behalf. Upon a written request by a Shareholder to BNY Mellon, BNY Mellon will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund.

A “Repurchase Fee” of 1.5% of the tendered Shares will be charged by the Fund on any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Partial Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests or borrowings.

Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, New York time, on Friday, July 25, 2014 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once cancelled, Shares may be re-tendered; provided, however, that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 22, 2014 (i.e., the date 40 business days from the commencement of the Offer, June 26, 2014), a Shareholder will also have the right to cancel its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase all its Shares or any portion of its Shares, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to J.P. Morgan Access Multi-Strategy Fund II, c/o BNY Mellon at P.O. Box 9870, Providence, RI 02940-8070, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-6007, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, New York time, on Friday, July 25, 2014. IF THE SHAREHOLDER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO BNY MELLON PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, JULY 25, 2014). The value of the Shares may change between April 30, 2014 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Shares being purchased will be determined. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact BNY Mellon, at (302) 791-2810 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

Please note that just as each Shareholder has the right to cancel its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on July 25, 2014, a Shareholder that tenders all its Shares will remain a Shareholder of the Fund through the Repurchase Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is “J.P. Morgan Access Multi-Strategy Fund II”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 270 Park Avenue, Floor 22, New York, New York, 10017 and its telephone number is (800) 480-4111.

(b) The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on April 30, 2014, the net asset value of the Fund was $509,325,325.56. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Private Placement Memorandum.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “J.P. Morgan Access Multi-Strategy Fund II”. The Fund’s principal executive office is located at 270 Park Avenue, Floor 22, New York, New York, 10017 and the telephone number is (800) 480-4111. The investment manager of the Fund is J.P. Morgan Investment Management Inc. (in such capacity, the “Investment Manager”). The principal executive office of the Investment Manager is located at 270 Park Avenue, Floor 9, New York, New York, 10017. The sub-advisor of the Fund is J.P. Morgan Private Investments, Inc. (in such capacity, the “Sub-Advisor”). The principal executive office of the Sub-Adviser is located at 270 Park Avenue, Floor 9, New York, New York 10017. The trustees on the Fund’s board of trustees (the “Board of Trustees”) are John F. Finn, Dr. Matthew Goldstein, Robert J. Higgins, Frankie D.

Hughes, Peter C. Marshall, Marilyn McCoy, William G. Morton, Jr., Robert A. Oden, Jr., Frederick W. Ruebeck, James J. Schonbachler, Mary E. Martinez, Mitchell Merin and Marian U. Pardo. Their address is c/o J.P. Morgan Access Multi-Strategy Fund II, 270 Park Avenue, Floor 22, New York, New York, 10017.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net assets of the Fund that are tendered by Shareholders by 12:00 midnight, New York time, on Friday, July 25, 2014 (or if the Offer is extended, by any later Notice Due Date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on September 30, 2014, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(v) below.

A Shareholder may tender all its Shares or a portion of its Shares. If a Shareholder tenders a portion of its Shares in an amount that would cause the Shareholder’s share value to fall below the required minimum account balance of $50,000, the Fund’s Board of Trustees, reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. Each Shareholder that tenders Shares that are accepted for purchase will be given a “Note,” a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Repurchase Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. Payment of this amount will be made to Shareholders on or before the later of (1) 45 days after the Repurchase Date or (2) if the Fund has requested withdrawals of its capital from any investment funds in which the Fund invests in order to fund the purchase of Shares, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle a Shareholder to receive the “Post-Audit Payment,” a contingent payment equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

(iii) The Offer is scheduled to expire at 12:00 midnight, New York time, on Friday, July 25, 2014. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not cancelled will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated June 26, 2014, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and cancel any tenders of their Shares. To be effective, any notice of cancellation of tender must be received by BNY Mellon by the Notice Due Date (or, if the Offer is extended, by any later Notice Due Date) at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly cancelled shall not thereafter be deemed to be tendered for purposes of the Offer. Once cancelled, Shares may be re-tendered, provided that such tenders are made before 12:00 midnight, New York time, Friday, July 25, 2014 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 22, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to cancel its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to BNY Mellon to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, New York time, on Friday, July 25, 2014 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to BNY Mellon must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon promptly thereafter.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(viii) If Shares in excess of 25% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not cancelled prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(ix) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than J.P. Morgan Private Investments, Inc., the Fund’s Sub-Advisor, would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(x) Not applicable.

(xi) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from which Shares are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Shareholder generally will recognize gain as a result of the purchase, to the extent (if any) that the amount of consideration received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. Cash distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as a short-term or long-term capital gain depending on a Shareholder’s holding period.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Confidential Private Placement Memorandum, dated October 25, 2013 (as it may be amended, modified or otherwise supplemented from time to time, the “Private Placement Memorandum”), which was provided to each Shareholder in advance of subscribing for Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board of Trustees will consider in making such determination is the recommendation of the Investment Manager. The Private Placement Memorandum also states that the Investment Manager expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly each year, effective as of the last day of March, June, September and December.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager, the Sub-Advisor or members of the Board of Trustees or any person controlling the Fund, the Investment Manager or the Sub-Advisor; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c) Not Applicable.

(d) None of the Fund, the Investment Manager (or any person controlling the Investment Manager), the Sub-Advisor or the Board of Trustees has any plans, proposals, or negotiations that relate to or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than in connection with the ordinary portfolio transactions of the Fund or as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer); (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any changes in the Private Placement Memorandum or other governing instruments or other actions that could impede the acquisition of control of the Fund Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(viii)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) shares in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Investment Manager (or any person controlling the Investment Manager), the Sub-Advisor or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	SHARES IN SECURITIES OF THE ISSUER.

(a) Based on April 30, 2014 values, the Investment Manager owns Shares with a value of $16.28, representing approximately 0.0000% of the outstanding Shares.

(b) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Investment Manager, the Sub-Advisor, any member of the Board of Trustees or any person controlling the Fund, the Investment Manager, or the Sub-Advisor.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal period ended March 31, 2012 previously filed with the SEC via EDGAR on Form N-CSR on June 8, 2012.

Unaudited financial statements for the semi-annual period ended September 30, 2012 previously filed with the SEC via EDGAR on Form N-CSR on December 6, 2012.

Audited financial statements for the fiscal year ended March 31, 2013 previously filed with the SEC via EDGAR on Form N-CSR on June 7, 2013.

Unaudited financial statements for the semi-annual period ended September 30, 2013 previously filed with the SEC via EDGAR on Form N-CSR on December 5, 2013.

Audited financial statements for the fiscal year ended March 31, 2014 previously filed with the SEC via EDGAR on Form N-CSR on June 6, 2014.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Cancellation of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

By:	/s/ Lauren Paino
Name: Lauren A. Paino
Title: Executive Director

June 26, 2014

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Cancellation of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.